SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S PROPOSAL FOR THE ALLOCATION OF THE RESULTS
RELATED TO THE FISCAL YEAR 2009 AND DISTRIBUTION OF DIVIDENDS

Dear shareholders,

The Management of TIM Participações S.A. (“Company”) proposes that the Net Profits related to the Fiscal Year 2009, in the amount of two hundred and fourteen million, eight hundred and ninety-three thousand, three hundred and fifty-three reais and seventy-five cents (R$ 214,893,353.75), be applied as follows:

1. Legal Reserve

Pursuant to the Section 193 of the Brazilian Law No. 6,404/76, it is mandatory the allocation of five percent (5%) of the Net Profits for the constitution of the Legal Reserve, in the amount of ten million, seven hundred and forty-four thousand, six hundred and sixty-seven reais and sixty-nine cents (10,744,667.69) .

2. Dividends

According to the Company`s By-Laws, the non-cumulative prime dividends due to the holders of preferred shares of the Company, determined as six percent (6%) of the Company’s capital stock, correspond to three hundred and twenty-two million, four hundred and one thousand, seven hundred and twenty-seven reais and fifty cents (R$ 322,401,727.50) .

However, the outstanding balance of the Net Profits of the Fiscal Year 2009 reaches only the amount of two hundred and four million, one hundred and forty-eight thousand, six hundred and eighty-six reais and six cents (R$ 204,148,686.06) .

In this regard, the Management of the Company proposes to fully distribute the outstanding balance, as prime dividends, to the holders of preferred shares of the Company in the date of the Shareholders`Meeting convened to approve their distribution, to be credited by the Company within sixty (60) days from the date of approval of their distribution by the Shareholders` Meeting, in the bank accounts previously informed by such shareholders.

It shall be emphasized that, according to this proposal, the holders of common shares of the Company shall not receive the mandatory minimum dividends, whereas the results of the Company in the fiscal year 2009 have been insufficient to fully pay the prime dividends due to the holders of preferred shares of the Company.

We present below a comparative table of the dividends of the last three (3) years.

	2009	2008	2007

Dividends of the preferred shares

Capital stock - common shares	2,775,733,899.19	2,593,337,433.60	2,571,849,553.41
Capital stock - preferred shares	5,373,362,124.94	5,020,272,709.52	4,978,675,721.69

Capital stock	8,149,096,024.13	7,613,610,143.12	7,550,525,275.10

Dividends: 6% to the preferred
shares, according to the By-Laws	322,401,727.50	301,216,362.57	298,720,543.30

Net worth – common shares	2,834,871,587.13	2,653,574,294.01	2,639,959,974.26
Net worth - preferred shares	5,487,842,916.00	5,136,881,316.84	5,110,526,240.80

Total net worth	8,322,714,503.13	7,790,455,610.85	7,750,486,215.06

Dividends: 3% to the preferred shares,
according to the Brazilian Law No.
10,303/01	164,635,287.48	154,106,439.51	153,315,787.22

Net profits of the fiscal year	214,893,353.75	180,152,032.34	76,095,390.31
(-) Constitution of the Legal Reserve	(10,744,667.69)	(9,007,601.62)	(3,804,769.52)

Adjusted net profits	204,148,686.06	171,144,430.72	72,290,620.79

Minimum Dividends to the
preferred shareholders
Minimum Dividends determined as
25% of the adjusted net profits	51,037,171.52	42,786,107.68	18,072,655.20
(+) Complementary dividends to the
distribution of the results determined
as 75% of the adjusted profits	153,111,514.55	128,358,323.04	54,217,965.60

(=) Dividends relative to the
distribution of the results – 100%	204,148,686.06	171,144,430.72	72,290,620.79
(+) Distribution of 100% of the
Reserve for the Expansion	-	-	139,696,534.90

Total proposed dividends (totally to
preferred shareholders)	204,148,686.06	171,144,430.72	211,987,155.69

Dividends per share (in reais)
Preferred shares	0.1251	0.1107	0.1377

Notwithstanding the fact that the Company accrued losses in the fiscal year ended on December 31st, 2006, in the amount of two hundred and eighty-five million, five hundred and forty-one thousand, nine hundred and fifty-six reais and six cents (R$ 285,541,956.06), the Management proposed, at the time, the realization of part of the Reserve for the Expansion of Corporate Business, in the amount of four hundred and fifty million, seven hundred and sixty-two thousand, five hundred and ninety-four reais and one cent (R$ 450,762,594.01), in order to distribute such dividends. The proposed dividends to the preferred shares were determined as six percent (6%) over the value resulting from the division of the subscribed capital by the total number of shares issued by the Company. Additionally, and pursuant to the Section 47 of the Company`s By-Laws, the Management`s proposal, at the time, was to adopt the same criteria for the payment to the common shares, as described below:

2006

Capital stock – common shares	2,558,968,931.95
Capital stock – preferred shares	4,953,740,968.21

Capital stock	7,512,709,900.16

Dividends: 6% to the preferred shares, according to
the By-Laws	297,224,458.09

Net worth – common shares	2,686,247,240.43

Net worth – preferred shares	5,200,130,739.94
Total net worth	7,886,377,980.37

Dividends: 3% to the preferred shares, according to the
Brazilian Law No. 10,303/01	156,003,922.20

Dividends to the preferred shares	297,224,458.09
Dividends to the common shares	153,538,135.92

Total proposed dividends from balances of reserves	450,762,594.01

Dividends per 1,000 shares (in reais)
Common shares	0.1935
Preferred shares	0.1935

Rio de Janeiro, February 23rd, 2010.

The Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 26, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.